Exhibit 99.1

YM BIOSCIENCES REPORTS POSITIVE EGF-R ANTIBODY PIVOTAL PHASE II RESULTS

90.6% complete responses seen with no evidence of skin toxicity

MISSISSAUGA, Canada - December 21, 2004 - YM BioSciences Inc. (TSX:YM, AIM:YMBA, NASDAQ:YMI), today announced preliminary results from a randomized Phase II pivotal trial assessing the efficacy and safety of its EGF receptor monoclonal antibody, TheraCIM h-R3 (nimotuzumab), combined with radiation compared to radiation alone in locally advanced, Stage 3-4, nasopharyngeal carcinoma, a subset of head-and-neck cancer. The study was conducted by YM’s licensor, CIMAB S.A. and Biotech Pharmaceuticals Limited, CIMAB’s joint-venture partner in China.

Of the 130 patients in the intent-to-treat analysis, those in the combination arm were reported to have a 90.6% Complete Response compared to 51.5% in the radiation-alone group. "Complete Response" is defined as the elimination of tumour at the primary site, locoregional lymph nodes and distant metastases. TheraCIM h-R3 was administered intravenously at a dose of 100 mg/person once a week for eight weeks beginning on the first day of radiotherapy. There was no evidence of the acneiform rash commonly associated with administration of therapeutic agents designed to block the EGF receptor system, corroborating the results of a previous study for TheraCIM h-R3 in head-and-neck cancer (Journal of Clinical Oncology, Volume 22, #9, May 1, 2004).

"No other product targeting the EGF receptor has demonstrated a difference in response rates of this magnitude," said David Allan, Chairman of YM BioSciences. "This result adds further justification to YM’s approach of combining TheraCIM h-R3 with radiation or as a monotherapy in a variety of cancers including head-and-neck, metastatic pancreatic and pediatric and adult glioma, all of which conditions are currently being tested in a variety of clinical trials."

"The magnitude of the response from the combined therapy at the 17 week evaluation point is very impressive. The duration of this response will ultimately be important in assessing these data in comparison to the data from trials conducted with other EGF receptor monoclonal antibodies," said Dr. Paul Keane, Director of Medical affairs at YM BioSciences.

TheraCIM h-R3 is licensed to YM’s subsidiary, CIMYM for Europe, North America and the Pacific Rim excluding China. In YM’s territories TheraCIM h-R3 has been awarded Orphan Drug Designation for glioma by both the European Medicines Agency for the Evaluation of Medical Products (EMEA) and by the FDA in the US. The drug is currently in a Phase I/II trial in pediatric glioma from which preliminary data are expected in January 2005 and in a trial in metastatic pancreatic cancer, for which a clinical milestone is expected in Q3, 2005. YM’s European partner, Oncoscience AG, anticipates initiating a Phase III pivotal trial in adult glioma in Q1, 2005, designed as a trial leading to approval for registration.

Nasopharyngeal cancer is particularly prevalent in South-East Asian populations where incidence is about 20/100,000 and as high as 150/100,000 in Hong Kong. In the general North American population the incidence is about 1/100,000. People of Chinese descent living in North America are five to ten times more susceptible than the North American population as a whole.

About YM BioSciences
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM h-R3, an EGFr humanized monoclonal antibody, and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	YM BioSciences Inc.
Tel. 416-815-0700 x 229	Tel. 905-629-9761 Fax 905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com